Exhibit 3.92

Stale of Delaware Secretary of State DIVISION of Corporations Delivered 04:48 PM 02/16/2017 FILED 04:48 PM 02/161017 SR 2017077462 • File Number 6318770

STATE OF DELAWARE

LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

First: The name of the limited liability company is Gear Design and Manufacturing, LLC.

Second: The address of its registered office in the State. of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name of its Registered Agent at such, address is The Corporation Trust Company.

In Witness Whereof, the undersigned. has executed this Certificate of Formation this 11th day of February 2017.

By:	/s/ Jan van Dijk
Jan van Dijk, Authorized Person